Exhibit 16.1

[Letterhead of Morison Cogen LLP]

April 27, 2012

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Ladies and Gentlemen:

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on April 27, 2012, to be filed by our former client, LaserLock Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Additionally, we are not in a position to agree or disagree with LaserLock Inc.’s statement that the change was approved by the Company’s Board of Directors.

Very truly yours,

/s/ MORISON COGEN LLP

Morison Cogen LLP

Bala Cynwyd, Pennsylvania